SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640-01

For the month of February, 2004

UNIBANCO HOLDINGS S.A.
(Exact name of registrant as specified in its charter)

Unibanco Holdings S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

Unibanco and Unibanco Holdings

CONSOLIDATED RESULTS

For the Year 2003

FOR IMMEDIATE RELEASE

For further information please contact:

Geraldo Travaglia

Lucas Melo

Marcelo Rosenhek

Leandro Alves

Letícia Wrege

Unibanco
Av. Eusébio Matoso, 891 - 15 th floor
São Paulo, SP 05423-901
Phone: (55 11) 3097-1626 / 1313
Fax:(55 11) 3813-6182 / 3097-4830
E-mail:investor.relations@unibanco.com.br

(São Paulo, Brazil, February 12, 2004) – Unibanco - União de Bancos Brasileiros S.A. and Unibanco Holdings S.A released today their consolidated financial results under Brazilian GAAP for the year 2003.

Profitability

  2003 operating income amounted to R$1,906 million, reflecting a 76.0% growth compared to 2002. Operating income for the quarter reached R$455 million, up 6.3% and 105.0% compared to 3Q03 and 4Q02, respectively.
  In January 2004, Unibanco paid out R$230 million in interest on capital stock, which added to R$196 million already paid in advance in July 2003, totaled R$426 million (R$362 million net of taxes) for 2003, 6.5% higher than the previous year.

Assets, Funding and Capital Adequacy

  Unibanco’s consolidated total assets reached R$69,632 million on December 31, 2003. Of this total, R$27,678 million were loans, R$15,505 million were marketable securities and derivative financial instruments - issued primarily by the federal government -, and R$10,961 million were interbank investments.

  2003 consolidated loan portfolio stood at R$27,917 million, an increase of 4.4% in the last twelve months and a 4.9% increase compared to September 2003.

  As of December 2003, the balance for the consolidated allowance for loan losses totaled R$1,549 million, representing 5.5% of the portfolio. This allowance was composed of:

    R$583 million according to Resolution 2682, related to overdue credits;
    R$743 million according to risk parameters of Resolution 2682, related to falling due credit;
    R$223 million based on more conservative percentages than those required by Resolution 2682.
  In December 2003, the D-H portfolio over total loan portfolio improved Q-o-Q and Y-o-Y, from 9.6% on September 2003 to 8.8% on December 2003.
  On December 31, 2003, Unibanco’s overall funding reached R$82,130 million, including R$26,945 million in investment funds and assets under management, up 4.8% growth over previous quarter.
  In 2003, Unibanco raised approximately US$1.4 billion in funding through eight issuance of Eurobonds, two securitization transactions and one Tier II subordinate note, with decreasing costs and longer duration over the year.
  The BIS ratio stood at 18.6%, well above the minimum required by the Brazilian Central Bank of 11%.

Results Highlights

  2003 financial margin after provisions was R$5,053 million, a 30.9% growth Y-o-Y, which was positively affected by the restructuring of the foreign exchange hedge and by a 20.8% drop in provisions for loan losses.
  2003 total fee income amounted to R$2,838 million, an 8.5% increase Y-o-Y. The ratio of fee revenue over administrative and personnel expenses is used as an efficiency indicator for the conglomerate. This ratio, which measures recurrent revenues and expenses, increased from 61.8% in 2002 to 62.0% in 2003
  2003 total expenses posted a lower nominal fluctuation compared to inflation indexes. Total personnel and administrative expenses amounted to R$4,578 million in 2003, up 8.2% Y-o-Y whereas IPC-A was up 9.3%.

Performance Overview

Balance Sheet (R$ million)	2003	2002
Loan Portfolio (includes guarantees)	27,917	26,751
Total assets	69,632	75,375
Total deposits	25,357	25,988
Stockholders' equity	7,156	6,559
Assets under management	26,945	18,384
Income Statement (R$ million)
Profit from financial intermediation before provision (a)	6,508	5,696
Provision for loan losses (b)	(1,455)	(1,837)
Gross profit from financial intermediation (a-b)	5,053	3,859
Fees from services rendered	2,838	2,616
Total expenses	(4,578)	(4,233)
Net income	1,052	1,010
Ratios (%)
ROAE	15.3	16.0
ROAA	1.5	1.5
Fees from services rendered/Personnel and administrative expenses	62.0	61.8
BIS (under Central Bank of Brazil guidelines)	18.6	15.7
Earnings per 1000 shares (R$)	7.65	7.29
Book value per 1000 shares (R$)	52.00	47.34
Other Information
Points of sale(1)	1,392	1,422
Number of customers (million)	14.1	13.2
(1) Includes only branches, corporate-site branches, in-store branches and Fininvest stores.

UNIBANCO

• The Brazilian Economy	05

• Net Income and Stockholders’ Equity	05

• Assets	06

Securities Portfolio	06

Loan Portfolio	09

Allowance for Loan Losses	11

Provision for Loan Losses	14

• Funding	15

• Deferred Tax Assets	17

• Capital Adequacy Ratio and Fixed Assets Ratio	17

• Performance Overview	18

Results	18

Fees from Services Rendered	20

Personnel and Administrative Expenses	21

Tax Expenses	23

Other Operating Income / Expenses	23

• Businesses Highlights	24

Retail Bank	24

Wholesale Bank	26

Insurance and Private Pension Plans	27

Wealth Management	28

• Unibanco People	29

• Social Responsability	30

• Consolidated Balance Sheet	31

• Consolidated Income Statement	32

The Brazilian Economy

The main highlights for 4Q03 were the continuity of the monetary policy and the beginning of the recovery in industrial production. Inflation ceased to be a concern during the period. The country’s foreign exchange accounts, driven by the strong trade balance, contributed to a greater liquidity in the foreign exchange market.

The quarter’s exports led to increasing trade balance monthly surpluses. The trade balance posted a positive US$4.7 billion result, 27% above the previous quarter, boosting the Brazilian surplus over 12 months to US$24.8 billion, an all-time record.

The combination of an external adjustment, a credible fiscal policy and high liquidity in the global capital markets, contributed to a considerable reduction in Brazil’s sovereign risk. By the end of 4Q03, the Embi-Brazil had dropped sharply, reaching 463 points vs. 696 at the end of September. Despite federal government’s strong interventions to try to reduce the liquidity of the foreign exchange market, external liquidity contributed to the appreciation of the Real by 1.2% in 4Q03.

The good performance of government accounts allowed a modest increase in the debt/GDP ratio during the course of the year, ending December at 58.1%. The portion of federal debt pegged to foreign currencies (including swaps) dropped from 33.5% at the end of 2002 to 20.5% of GDP in December 2003.

Inflation in 4Q03 measured by the IPCA (consumer price index) was 1.2%, similar to 3Q03 inflation (1.3%), but far lower than the 5.1% posted for the first quarter of 2003.

Central Bank continued its policy of gradual reduction in nominal interest rates (Selic). The Monetary Policy Council (Copom) cut 10% from the Selic rate over the course of the six meetings that took place after June. As a consequence, the expected real interest rate dropped, taking into account interest rates term structure and expected inflation.

The monetary policy is beginning to provide early indications that economic growth has been resumed. This view is based on recent increases in industrial production, which expanded by 3.4% over the first two months of 4Q03 vs. the previous quarter.

Finally, regarding the expansion of credit operations with free funds, 2003 performance was modest. The stock of such operations showed nominal growth of only 6.0% up to December.

Net Income and Stockholders’ Equity

Unibanco

2003 operating income amounted to R$1,906 million, reflecting a 76.0% growth compared to 2002. Operating income for the quarter reached R$455 million, up 6.3% and 105.0% compared to 3Q03 and 4Q02, respectively.

R$ million
	4Q03	3Q03	4Q02	2003	2002
Operating income	455	428	222	1,906	1,083

Net income for 2003 stood at R$1,052 million, representing a R$42 million increase Y-o-Y. The 22.3% Real appreciation for 2003, resulted in a foreign exchange rate fluctuation on investments abroad, which is a non-deductible expense. As a consequence, the income tax and social contribution expenses increased significantly in 2003.

In January 2004, Unibanco paid out R$230 million in interest on capital stock, which added to R$196 million already paid in advance in July 2003, totaled R$426 million gross of taxes (R$362 million net of taxes) for 2003, 6.5% higher than the previous year.

The following table shows Unibanco’s consolidated profitability:

Profitability	4Q03	3Q03	4Q02	2003	2002
Annualized return on average equity (%)	17.5	16.5	17.8	15.3	16.0
Annualized return on average assets (%)	1.7	1.6	1.4	1.5	1.5
Earnings per 1000 shares (R$)	2.12	1.96	1.92	7.65	7.29
Earnings per GDS (R$) (1)	2.06	1.95	1.90	7.50	7.25
Interest on Capital Stock per 1000 common shares (R$)(2)	-	-	-	2.5163	2.3474
Interest on Capital Stock per 1000 preferred shares (R$)(2)	-	-	-	2.7679	2.5822
Interest on Capital Stock per 1000 UNITs (R$)(2)	-	-	-	5.1148	4.9449
Interest on Capital Stock per GDS (R$)(2)	-	-	-	2.5574	2.4725
Total amount of Interest on Capital Stock (R$ million)(2)	-	-	-	362	340
Book value per 1000 shares (R$) - outstanding	52.00	51.04	47.34	52.00	47.34

(1) Each Global Depositary Share (GDS) listed (NYSE:UBB) corresponds to 500 UNITs.
Each UNIT consists of one Unibanco preferred share and one Unibanco Holdings class-B preferred share.
(2) In 2002 the payment was in the form of dividends. The amount of interest on capital stock is net from an Income Tax of 15%.

Unibanco Holdings

Unibanco Holdings’ net income for 2003 totaled R$603 million, resulting in earnings per 1,000 shares of R$7.35. Stockholders’ equity in the same period reached R$4.3 billion and the ROAE stood at 14.7%. Book value per 1,000 shares reached R$52.03.

Assets

Unibanco’s consolidated total assets reached R$69,632 million on December 31, 2003, representing an increase of 2.3% Q-o-Q. Of this total, R$27,678 million were loans, R$15,505 million were marketable securities and derivative financial instruments - issued primarily by the federal government -, and R$10,961 million were interbank investments.

During the last twelve months, Unibanco posted a 7.6% drop in its assets. On December 31, 2002, but not on December 31, 2003, Unibanco acted as a dealer upon request of the Central Bank, causing an impact of R$8.0 billion on the interbank investments account. The reduction in the securities portfolio and derivative financial instruments was mainly due to foreign exchange fluctuation and the maturity of some securities.

Total Assets, by type

Securities Portfolio

The following table shows the securities portfolio classification and its marked-to-market adjustments in December 2003:

R$ million
Classification of Securities	Book Value	% of Portfolio	Amortized Cost	% of Portfolio
Trading	5,845	39%	5,779	38%
Available for sale	3,452	23%	3,551	24%
Held to maturity	5,773	38%	5,773	38%
Total	15,070	100%	15,103	100%

R$ million
	Market Value Adjustment Dec-03	Δ 4Q03
To Income Statement
Trading	66	-19
Derivatives	105	72
Total	171	53

To Equity
Available for sale	(99)	-57
Derivatives	(219)	-21
Total	(318)	-78

Held to maturity	394	177

The sale of securities classified as available for sale generated gains before taxes of R$25 million in 4Q03.

The held to maturity portfolio, composed largely by securities indexed to foreign exchange rate variation, dropped as a result of the 22.3% appreciation of the Real during the last twelve months. The following table shows the changes in the securities portfolio during the last twelve months:

R$ million
Changes in Securities Portfolio	Balance Dec-02	Foreign Exchange Variation	Interest	Maturity (1)	Purchases	Sales	Balance Dec-03
Trading	5,142	(363)	948	(1,934)	15,653	(13,667)	5,779
Available for sale	6,800	(348)	1,000	(1,992)	2,557	(4,466)	3,551
Held to maturity	6,610	(1,177)	539	(1,899)	1,700	-	5,773

Total	18,552	(1,888)	2,487	(5,825)	19,910	(18,133)	15,103
(1) Interest payments and redemptions at maturity.

Trading securities are acquired with the purpose of being actively and frequently traded. Unrealized gains and losses due to market value adjustments are recognized in the income statement. The following table shows such securities’ balance on December 31, 2003:

R$ million
Trading Securities	Amortized Cost	Market Value Adjustment	Market Value
Federal government	2,876	4	2,880
Financial Treasury Bills (LFT)	942	(1)	941
Treasury Bills (LTN)	1,801	4	1,805
Central Bank Notes (NBC)	3	-	3
Treasury Notes (NTN)	130	1	131

Brazilian sovereign bonds	210	7	217

Bank debt securities	153	1	154
Eurobonds	89	1	90
Time deposits	64	-	64

Mutual funds	2,318	-	2,318

Others	222	54	276

Total	5,779	66	5,845
Tax effect		(22)
Total (-) tax credit		44

Securities available for sale can be traded as a result of interest rate fluctuations, changes in payment conditions or other factors. Securities available for sale are adjusted at market value, recorded in a separate stockholders’ equity account. The following tables show their balance on December 31, 2003:

R$ million
Securities Available for Sale	Amortized Cost	Market Value Adjustment	Market Value
Federal government	716	6	722
Financial Treasury Bills (LFT)	320	1	321
Central Bank Notes (NBC)	184	8	192
Treasury Notes (NTN)	137	9	146
Others	75	(12)	63

Foreign Government	29	-	29
U.S. Treasury Notes	29	-	29

Corporate debt securities	2,072	(89)	1,983
Debentures	1,992	(80)	1,912
Eurobonds	20	-	20
Others	60	(9)	51

Bank debt securities	264	5	269
Eurobonds	131	2	133
Mortgage notes	111	3	114
Time deposits	20	-	20
Others	2	-	2

Marketable equity securities	172	(21)	151

Mutual funds	298	-	298

Total	3,551	(99)	3,452
Tax effect		34
Total (-) tax credit		(65)

R$ million
Terms - Securities Available for Sale	Amortized Cost	Market Value
Up to 3 months	204	187
From 3 months to 1 year	570	560
From 1 to 3 years	1,226	1,217
From 3 to 5 years	492	503
Over 5 years	409	417
Indeterminate (1)	650	568
Total	3,551	3,452
(1) Mainly equities and funds.

Unibanco classifies as held to maturity those securities it has the intention and the financial capability to keep until maturity. They are accounted for at their acquisition cost plus accrued interest. The following tables show their balance on December 31, 2003:

R$ million
Securities Held to Maturity	Amortized Cost
Federal government	4,282
Financial Treasury Bills (LFT)	187
Central Bank Notes (NBC)	1,259
Treasury Notes (NTN)	2,822
Others	14

Brazilian sovereign bonds	1,140

Corporate debt securities	292

Bank debt securities	59

Total	5,773

R$ million
Terms - Held to Maturity	Amortized Cost
Up to 3 months	984
From 3 months to 1 year	1,342
From 1 to 3 years	2,216
From 3 to 5 years	377
From 5 to 15 years	854
Total	5,773

The table below shows the composition of held to maturity portfolio:

Securities held to maturity funded with third parties resources	Balance on December 31, 2003 (R$ million)	Average Interest Rate per Annum (%)	Average Maturity in Months
I. Securities (indexed/denominated in US$)	5,426	9.89	25
Third parties resources (denominated in US$)	5,426	5.22	44
Annual spread		4.44
II. Other securities - indexed to IGPM	160	11.05	189
Third parties resources	160	6.00	189
Annual spread		4.77
III. Securities - indexed by Selic	187	16.33	31
Third parties resources	187	6.00	31
Annual spread		9.75
Total securities held to maturity	5,773	10.13	30

The market value of such securities stood at R$6,166 million on December 31, 2003. The weighted average spread of this portfolio, funded by third parties, was 4.62% per annum in December 2003, compared to 3.97% per annum as of December 2002.

Loan Portfolio

2003 consolidated loan portfolio stood at R$27,917 million, an increase of 4.4% in the last twelve months and a 4.9% increase compared to September 2003, as per the graph below:

Unibanco’s loan portfolio by type of client, by segment and by business is shown as follows:

R$ million
Balance of Loans by Client Segment	Dec-03	Sep-03	Dec-02	Quarter Change (%)	Annual Change (%)
Total Corporate	18,466	17,484	18,049	5.6	2.3
Large corporate	13,888	13,361	14,566	3.9	-4.7
Middle market	1,514	1,410	1,159	7.4	30.6
Small companies	3,064	2,713	2,324	12.9	31.8

Total Individuals	9,451	9,140	8,702	3.4	8.6
Multiple Bank and other companies	5,453	5,524	5,225	-1.3	4.4
Fininvest	1,156	1,127	1,060	2.6	9.1
LuizaCred(1)	159	129	108	23.3	47.2
PontoCred(1)	357	295	294	21.0	21.4
Unicard(2) / Credicard(3)	2,326	2,065	2,015	12.6	15.4

Total	27,917	26,624	26,751	4.9	4.4
(1) 50% stake in LuizaCred and InvestCred (henceforth referred as PontoCred)
(2) Unicard - Banco Múltiplo S.A.- since April 2003 denomination of Banco Bandeirantes which merged Credibanco - Cartão Unibanco.
(3) 33% stake in Credicard.

R$ million
Balance of Loans by Channel	Dec-03	Sep-03	Dec-02	Quarter Change (%)	Annual Change (%)
Wholesale Bank	15,519	14,885	15,564	4.3	-0.3
Private Banking	275	338	306	-18.6	-10.1
Retail Bank	11,773	11,041	10,549	6.6	11.6
Insurance	350	360	332	-2.8	5.4

Total	27,917	26,624	26,751	4.9	4.4

R$ million
Loan Portfolio, by Segment	Dec-03	Sep-03	Dec-02	Quarter Change (%)	Annual Change (%)
Commercial, industrial and other	13,602	12,397	12,773	9.7	6.5
Import and export financing	3,274	3,763	3,955	-13.0	-17.2
Agricultural loans	813	832	798	-2.3	1.9
Subtotal 1	17,689	16,992	17,526	4.1	0.9
Credit cards	3,185	2,706	2,619	17.7	21.6
Individuals	5,407	5,291	5,157	2.2	4.8
Leasing	483	458	541	5.5	-10.7
Real estate loans	914	903	714	1.2	28.0
Subtotal 2	9,989	9,358	9,031	6.7	10.6
Subtotal loans	27,678	26,350	26,557	5.0	4.2
Co-obligation on credit card customer financing	239	274	194	-12.8	23.2
Total Portfolio	27,917	26,624	26,751	4.9	4.4

R$ million
Loans, by Segment and by Companies - December 2003	Multiple Bank and Other Companies	Unicard / Credicard	CDC and Auto Financing	Fininvest / LuizaCred and PontoCred	Total
Commercial, industrial and other	12,806	17	734	45	13,602
Import and export financing	3,274	-	-	-	3,274
Agricultural loans	813	-	-	-	813
Subtotal 1	16,893	17	734	45	17,689
Credit cards	146	2,087	-	952	3,185
Individuals	2,870	-	1,817	720	5,407
Leasing	227	-	256	-	483
Real estate loans	914	-	-	-	914
Subtotal 2	4,157	2,087	2,073	1,672	9,989
Subtotal loans	21,050	2,104	2,807	1,717	27,678
Co-obligation on credit card customer financing	-	239	-	-	239
Total portfolio	21,050	2,343	2,807	1,717	27,917

Note:
Multiple Bank: excludes Unibanco Financeira's portfolio. Other companies includes Unibanco Luxembourg, Insurance, etc.
Unicard / Credicard: Unicard and the 33% stake in Credicard.
Consumer Direct Credit (CDC), Leasing and Auto Financing: Unibanco Financeira, Unibanco Leasing, Banco Dibens, Dibens Leasing and Banco1.net Financeira.

The Retail portfolio, including insurance, grew by 11.4% when compared to December 2002, and rose 6.3% vs. September 2003. The credit portfolio growth was mainly due to an increase in branch network and auto financing and consumer finance loan portfolios growth.

The credit portfolio in the Wholesale segment, including Private Banking, posted an increase of 3.8% Q-o-Q and a drop of 0.5% in 2003. Credit operations indexed to the US dollar increased from US$2.0 billion in December 2002 to US$2.1 billion in December 2003. Nonetheless in Reais, the portfolio posted a drop of R$0.9 billion, as per the Real appreciation for the period.

Allowance for Loan Losses

As of December 2003, the balance for the consolidated allowance for loan losses totaled R$1,549 million, representing 5.5% of the portfolio. This allowance was composed of:

•  R$583 million according to Resolution 2682, related to overdue credits;
•  R$743 million according to risk parameters of Resolution 2682, related to falling due credit;
•  R$223 million based on more conservative percentages than those required by the Regulatory Authority.

R$ million
Classification	Required Provision (%)	Total Risk Portfolio	Cumulative Distribution (%)	Minimum Required		Excess Provision above Res. 2682	Total Provisions	% of Portfolio
				Overdue Installments	Falling due Installments
AA	-	10,897	39.0	-	-	10	10	-
A	0.5	9,609	73.5	-	48	23	71	0.7
B	1.0	2,745	83.3	2	25	15	42	1.5
C	3.0	2,219	91.2	9	58	28	95	4.3
D	10.0	763	94.0	14	63	126	203	26.6
E	30.0	568	96.0	69	101	10	180	31.7
F	50.0	241	96.9	62	59	9	130	53.9
G	70.0	195	97.6	68	68	2	138	70.8
H	100.0	680	100.0	359	321	-	680	100.0
TOTAL		27,917		583	743	223	1,549
% of portfolio							5.5%

Credit Portfolio Breakdown

In December 2003, the D-H portfolio over total loan portfolio improved Q-o-Q and Y-o-Y, from 9.0% in 2002 to 8.8% in 2003. The AA-C portfolio over total loan portfolio for 2003 had a 0.8% growth compared to the previous quarter.

he graph below shows two curves that demonstrate the evaluation of the quality of the loan portfolio. The first one reflects, in percentage terms, the balance of the provisions for loan losses over the balance of loans for which the payment of a portion of the principal or interest have been past due for 60 days or longer (non-accrual portfolio). This ratio rose from 96.6% in September 2003 to 115.1% in December 2003. The second curve shows the non-accrual portfolio as a percentage of the total portfolio, which improved from 6.0% in September 2003 to 4.8% in December 2003.

The following table shows the distribution of the credit portfolio and total provisions for loan losses maintained by the Multiple Bank and by the consolidated subsidiaries and associated companies:

R$ million
Companies	Total Portfolio			Total Provisions
	Dec-03	Sep-03	Dec-02	Dec-03	Sep-03	Dec-02
Multiple Bank (1)	21,231	20,431	20,792	988	988	1,161
Subsidiaries and associated	6,686	6,193	5,959	561	549	430
Unibanco consolidated	27,917	26,624	26,751	1,549	1,537	1,591
(1) Takes into account the elimination of operations with subsidiaries.

The following tables show loan portfolio classification and allowance for loan losses by company as of December 2003:

R$ million
Portfolio Classification, by Risk	Multiple Bank and Other Companies	Unicard / Credicard	CDC and Auto Financing	Fininvest / LuizaCred and PontoCred	Total
AA	10,131	473	293	-	10,897
A	4,808	1,373	2,132	1,296	9,609
B	2,392	124	145	84	2,745
C	1,997	52	115	55	2,219
D	619	56	38	50	763
E	439	54	20	55	568
F	128	50	14	49	241
G	103	40	11	41	195
H	433	121	39	87	680
Total	21,050	2,343	2,807	1,717	27,917

R$ million
Provisions for Loan Losses, by Risk	Multiple Bank and Other Companies	Unicard / Credicard	CDC and Auto Financing	Fininvest / LuizaCred and PontoCred	Total
AA	10	-	-	-	10
A	25	15	11	20	71
B	30	9	2	1	42
C	82	7	4	2	95
D	182	11	4	6	203
E	137	20	6	17	180
F	73	26	7	24	130
G	73	29	7	29	138
H	433	121	39	87	680
Total	1,045	238	80	186	1,549
Note:
      Multiple Bank: excludes Unibanco Financeira's portfolio. Other companies includes Unibanco Luxembourg, Insurance etc.
      Unicard / Credicard: Unicard and the 33% stake in Credicard.
      Consumer Direct Credit (CDC), Leasing and Auto Financing: Unibanco Financeira, Unibanco Leasing, Banco Dibens,
Dibens Leasing and Banco1.net Financeira.

Provisions for Loan Losses

Provisions for loan losses posted a drop of 20.8% for 2003 when compared to the previous year. Noteworthy was the reduction of R$151 million in Fininvest's expenses with provisions representing a 30.7% drop. The better quality of the portfolio is also reflected by an improvement in the “net write-off over total loans” ratio, which dropped to 3.9% in 2003 vs. 5.2% in 2002 and improved even more in 4Q03 to 0.7% compared to 1.1% in 4Q02. The indicator consisting of net write-offs plus the D-H portfolio over the total portfolio including write-offs improved from 13.3% in 2002 to 12,0% in 2003. The tables below show the changes in provisions for loan losses and recoveries:

R$ million
Allowance for Loan Losses	4Q03	3Q03	4Q02	2003	2002
Allowance for loan losses (opening balance)	1,537	1,481	1,900	1,591	1,538
Provision for loan losses	342	416	90	1,455	1,837
Required provision	351	378	335	1,439	1,801
Additional provision	(9)	38	(245)	16	36
Loan write-off	(330)	(360)	(399)	(1,497)	(1,784)
Allowance for loan losses (closing balance)	1,549	1,537	1,591	1,549	1,591

Loan recovery	134	101	99	415	394
Net write-off	(196)	(259)	(300)	(1,082)	(1,390)
Net write-off / Total loan portfolio (%)	0.7	1.0	1.1	3.9	5.2
(Net write-off + D-H Loans) / (Loan write-off + Total loan portfolio) (%)	9.4	10.5	10.0	12.0	13.3

R$ million
Allowance for Loan Losses by Company - 4Q03	Multiple Bank and Other Companies	Unicard / Credicard	CDC and Auto Financing	Fininvest / LuizaCred / PontoCred	Total
Allowance for loan losses (opening balance)	1,066	217	70	184	1,537
Provision for loan losses	146	76	23	97	342
Loan write-off	(167)	(55)	(13)	(95)	(330)
Allowance for loan losses (closing balance)	1,045	238	80	186	1,549

Loan recovery	89	13	2	30	134
Net write-off	(78)	(42)	(11)	(65)	(196)
Net write-off / Total loan portfolio (%)	0.4	1.8	0.4	3.8	0.7

R$ million
Allowance for Loan Losses by Company - 3Q03	Multiple Bank and Other Companies	Unicard / Credicard	CDC and Auto Financing	Fininvest / LuizaCred / PontoCred	Total
Allowance for loan losses (opening balance)	1,055	213	56	157	1,481
Provision for loan losses	184	89	20	123	416
Loan write-off	(173)	(85)	(6)	(96)	(360)
Allowance for loan losses (closing balance)	1,066	217	70	184	1,537

Loan recovery	42	43	4	12	101
Net write-off	(131)	(42)	(2)	(84)	(259)
Net write-off / Total loan portfolio (%)	0.6	2.0	0.1	5.3	1.0

Note:
      Multiple Bank: excludes Unibanco Financeira's portfolio. Other companies includes Unibanco Luxembourg, Insurance etc.
      Unicard / Credicard: Unicard and the 33% stake in Credicard.
      Consumer Direct Credit (CDC), Leasing and Auto Financing: Unibanco Financeira, Unibanco Leasing, Banco Dibens,
      Dibens Leasing and Banco1.net Financeira.

Funding

The following table shows Unibanco's consolidated funding:

R$ million
Funding Balance	Dec-03	Sep-03	Dec-02	Quarter Change (%)	Annual Change (%)
Total funds in local currency	41,789	40,802	47,584	2.4	-12.2
Total funds in foreign currency	13,396	13,202	15,104	1.5	-11.3
Total funds	55,185	54,004	62,688	2.2	-12.0
Assets under management	26,945	24,336	18,384	10.7	46.6
Total funds + assets under management	82,130	78,340	81,072	4.8	1.3

On December 31, 2003, Unibanco's overall funding reached R$82,130 million, including R$26,945 million in investment funds and assets under management. Total local and foreign funding stood at R$55,185 million by the end of 2003.

Funds and portfolios managed by UAM – Unibanco Asset Management, ended December 2003 with R$26,945 million in assets, representing a 10.7% growth Q-o-Q and 46.6% Y-o-Y (also refer to Businesses Highlights – Wealth Management).

The following table shows funding in local currency:

R$ million
Funds in Local Currency	Dec-03	Sep-03	Dec-02	Quarter Change (%)	Annual Change (%)
Total funds in local currency	41,789	40,802	47,584	2.4	-12.2
Total deposits	23,469	23,215	24,100	1.1	-2.6
Demand deposits	2,134	1,712	2,450	24.6	-12.9
Savings deposits	5,551	5,194	5,491	6.9	1.1
Interbank deposits	204	145	44	40.7	363.6
Time deposits	15,580	16,164	16,115	-3.6	-3.3
Funds obtained in the open market	6,452	6,687	12,909	-3.5	-50.0
Debentures and mortgage notes	829	787	648	5.3	27.9
Local onlendings (BNDES funds)	5,398	4,906	4,917	10.0	9.8
Subordinated Debt	315	262	222	20.2	41.9
Tech. provisions for insurance, capitaliz, and pension plans	4,195	3,875	2,997	8.3	40.0
Others	1,131	1,070	1,791	5.7	-36.9

The following table demonstrates funding in foreign currency:

R$ million
Funds in Foreign Currency	Dec-03	Sep-03	Dec-02	Quarter Change (%)	Annual Change (%)
Total funds in foreign currency	13,396	13,202	15,104	1.5	-11.3
Total deposits	1,888	1,771	1,888	6.6	0.0
Demand deposits	595	597	801	-0.3	-25.7
Savings deposits	367	315	231	16.5	58.9
Interbank deposits	72	73	34	-1.4	111.8
Time deposits	854	786	822	8.7	3.9
Funds obtained in the open market	732	655	897	11.8	-18.4
Local onlendings (BNDES funds)	266	281	415	-5.3	-35.9
Foreign onlendings	253	265	-	-4.5	-
Finance lines for exports and imports	2,490	2,622	4,097	-5.0	-39.2
Eurobonds and commercial paper	2,636	3,096	3,067	-14.9	-14.1
Subordinated Debt	1,153	607	710	90.0	62.4
Securitization	2,438	1,804	1,413	35.1	72.5
Other	1,540	2,101	2,617	-26.7	-41.2

Funding in foreign currency posted a drop of 11.3% Y-o-Y, totaling R$13,396 million at the end of 2003, mainly due to the appreciation of the Real during the period.

In 2003, Unibanco raised approximately US$1.4 billion in funding abroad through eight issuance of Eurobonds, two securitization transactions and one Tier II subordinate note, with decreasing costs and longer duration over the period, as shown on the table below:

Date	Issue Amount (million)	Term	Maturity	Coupon	Return (p.y.)
Jan/03	US$ 100	1 year	Jan/04	6.875%	7.000%
Feb/03 (1)	€ 50	6 months	Jul/03	6.750%	6.875%
Feb/03	US$ 100	9 months	Nov/03	6.000%	6.080%
Mar/03	US$ 125	6 months	Sep/03	5.000%	5.125%
Apr/03	US$ 100	1 year	Apr/04	5.250%	5.250%
May/03	US$ 75	18 months	Nov/04	5.625%	5.800%
May/03 (1)	€ 75	1 year	May/04	5.375%	4.570%
Jun/03	US$ 120	6 years	Jul/09	Libor + 4.250%	Libor + 4.250%
Jun/03	US$ 105	6 years	Jul/09	6.150%	6.150%
Jul/03	US$ 125	18 months	Jan/05	4.000%	4.000%
Nov/03 (1)	Yen 25,000	10 years	Oct/13	Libor + 2.860%	Libor + 2.860%
Dec/03 (2)	US$ 200	5 / 10 years	Dec/08 / Dec/13	7.375% / 9.375%	8.200%
Jan/04	US$ 100	18 months	Aug/05	3.000%	3.050%
(1) Return after swap to US Dollars.
(2) Tier II.

In June 2003, Unibanco launched a securitization transaction in the amount of US$225 million. The securitized assets were US dollar Payment Orders received and processed by Unibanco through its correspondent banks. The issuance will mature on July 15, 2009 and had two tranches, Series 2003-1 Notes with quarterly payments at US Dollar LIBOR plus spread of 425 bps, and Series 2003-2 Notes with quarterly payments at 6.15% per annum.

In November 2003, Unibanco completed a new securitization transaction amounting to ¥25 billion or roughly US$ 226 million. The notes have a 10-year term, pay interest on a quarterly basis and mature on October 15, 2013. Amortization will consist of equal and consecutive payments starting on January 15, 2007. The transaction's average term is 6.55 years and offers a coupon in yens of 3.55% per annum. This was equivalent to paying the investor, after the swap operation, a US dollar rate of quarterly US Libor plus a spread of 2.86% per annum.

In December 2003, Unibanco issued Tier II subordinate notes in the amount of US$200 million. The issue, which pays interest on a semi-annual basis, matures on December 15, 2013 and can be redeemed by Unibanco on December 15, 2008 or on any interest payment date thereafter. The notes offer a 7.375% coupon per annum for the first five years and 9.375% per annum after the fifth year. The launch price was 99.896%, providing the investor with an 8.20% yield per annum until maturity.

In January 2004, Unibanco launched eurobonds in the amount of US$100 million. The operation has an 18-month term, matures on August 10, 2005 and offers a 3% coupon per annum, with semi-annual payments. The launch price was 99.927%, providing the investor with a 3.05% yield per annum.

Deferred Tax Assets

The deferred tax assets totaled R$2,486 million in December 2003, compared to R$2,760 million in December 2002, representing a decrease of 9.9% in the year, due to an increase in operating income.

R$ million
Tax Credits	Dec-03	Sep-03	Dec-02	Quarter Change (%)	Annual Change (%)
Tax credits balance	2,486	2,507	2,760	-0.8	-9.9

Capital Adequacy and Fixed Assets Ratio

The following table shows the changes to the BIS ratio over the quarter and the year:

BIS Ratio Variation (%)	Quarter	12 Months
BIS Ratio at the beginning of the period	17.3	15.7
Changes in risk weighted assets	(0.4)	0.3
Changes in credit swap risk	-	0.1
Net foreign exchange exposure	-	-
Changes in market risk - interest rates	0.1	(0.1)
Stockholders' equity growth	0.3	1.5
Tier II - December 2003 (1)	1.3	1.1
BIS Ratio on December 31, 2003	18.6	18.6

(1) Pending of Central Bank aproval.

The BIS ratio stood at 18.6%, well above the minimum required by the Brazilian Central Bank of 11%.

he table below shows the reference equity breakdown between Tier I and Tier II capital in December 2003.

	Reference Equity (R$ Million)	BIS ratio (%)
Tier I	7,345	15.5
Tier II	1,455	3.1

Total	8,800	18.6

In December 2003, fixed asset ratio stood at 42.6% compared to 48.8% Y-o-Y.

Performance Overview

Results

Operating income for 2003 stood at R$1,906 million, up 76.0% when compared to previous year. The main drivers of this growth were the increase in profit from financial intermediation before provisions and a reduction in provision for loan losses of 20.8%.

R$ million
	4Q03	3Q03	4Q02	2003	2002
Profit from financial intermediation	1,353	1,276	876	5,053	3,859
Fees from services rendered	785	702	713	2,838	2,616
Personnel and Administrative Expenses	(1,236)	(1,182)	(1,073)	(4,578)	(4,233)
Other operating income (expenses)	(447)	(368)	(294)	(1,407)	(1,159)
Operating income	455	428	222	1,906	1,083

2003 financial margin after provisions was R$5,053 million, a 30.9% growth Y-o-Y, which was positively affected by the restructuring of the foreign exchange hedge and by a 20.8% drop in provisions for loan losses (please refer to Provision for Loan Losses). The net financial margin, adjusted by the net impact on investments abroad, stood at 10.7% in 4Q03, as demonstrated in the following table:

R$ million
Financial Margin	4Q03	3Q03	4Q02	2003	2002
Revenue from financial intermediation	3,016	3,486	1,744	11,431	14,062
Expenses on financial intermediation	(1,321)	(1,794)	(778)	(4,923)	(8,366)
Financial margin (before provision for loan losses)	1,695	1,692	966	6,508	5,696
Provision for loan losses	(342)	(416)	(90)	(1,455)	(1,837)
Financial margin (after provision for loan losses)	1,353	1,276	876	5,053	3,859

Total Average Assets (-) Permanent	65,611	63,800	70,949	69,208	62,021

Net Financial Margin (%)	10.7	11.0	5.6	9.4	9.2

Investments abroad totaled R$2.4 billion and R$2.8 billion at the end of December 2003 and September 2003, respectively. During the course of 4Q03, these investments remained 100% hedged, neutralizing the foreign exchange rate fluctuation during the quarter. Income tax expenses and social contribution are affected by the non-deductibility of the exchange rate fluctuation in 2003, as shown below:

R$ million
Impact on Investments Abroad	4Q03	3Q03	4Q02	2003	2002
Exchange rate fluctuation on investments abroad	(28)	39	(363)	(631)	1,187
Hedge on investments abroad	43	(12)	40	636	(794)
Net impact before income tax and social contribution	15	27	(323)	5	393

Tax effects from exchange rate fluctuation on investments abroad	(10)	13	(123)	(215)	404

Net impact after income tax and social contribution	5	40	(446)	(210)	797

In 2003, Unibanco’s investments abroad were reduced by the payment of dividends, as shown below. In January 2004, an additional US$220 million in dividends were paid.

US$ million
	4Q03	3Q03	4Q02	2003	2002
Investments Abroad (opening balance)	941	953	971	1,015	995
Net income	52	40	72	253	183
Dividends paid	(148)	(53)	(102)	(468)	(109)
Market value adjustments	(3)	1	74	42	(54)
Investments Abroad (closing balance)	842	941	1,015	842	1,015

The following table shows the balance of assets and liabilities in foreign and local currencies:

R$ million
	December 31, 2003
	Local Currency	Foreign Currencies	Consolidated
Cash and due from bank / Interbank investments	10,011	2,033	12,044
Marketable securities	8,948	6,557	15,505
Trading	5,297	548	5,845
Available for sale	2,943	509	3,452
Held to maturity	347	5,426	5,773
Derivative financial instruments	361	74	435
Interbank accounts	3,949	231	4,180
Net loans	20,413	5,716	26,129
Loans	21,637	6,041	27,678
Allowances for loan losses	(1,224)	(325)	(1,549)
Other assets	10,888	886	11,774
Total assets	54,209	15,423	69,632

Deposits	23,469	1,888	25,357
Securities sold under repurchase agreements (open market)	6,452	732	7,184
Resources from securities issued	829	2,636	3,465
Interbank accounts	16	4	20
Borrowings and onlending	5,653	3,776	9,429
Financial derivative instruments	217	36	253
Other liabilities	11,301	4,634	15,935
Minority interest	833	-	833
Stockholders' equity	7,156	-	7,156
Total liabilities	55,926	13,706	69,632

Off-balance sheet notional values, net	12,230	166	12,396
Operations to mature (with no exposure risk), foreign strategic shareholder and others		(2,221)

Net exposure - BIS ratio		(338)

The following chart demonstrates net revenues by business:

Net Revenue by Business

Fees from Services Rendered

The breakdown of fees from services rendered is demonstrated as follows:

R$ million
Fees from Services Rendered	4Q03	3Q03	4Q02	2003	2002	Annual Change (%)
Banking fees and other fees and commissions(1)	413	370	364	1,522	1,319	15.4
Credit Cards	286	250	287	1,002	1,052	-4.8
Unibanco's Cards	142	128	141	506	498	1.6
Credicard	144	122	146	496	554	-10.5
Assets under management (1)	86	82	62	314	245	28.2
Total fees from services rendered	785	702	713	2,838	2,616	8.5

(1)	4Q02 and 2002: Reclassification of R$ 2 million.

In 4Q03 total fees amounted to R$785 million, an increase of 11.8% when compared to the last quarter.

4Q03 banking fees of R$413 million grew by 11.6% over the last quarter. Fee revenues from the credit card business reached R$286 million in 4Q03, up 14.4% over 3Q03 and a 4.8% drop Y-o-Y, as a result of the transferring of portfolios from Credicard affiliates.

Fee revenues from assets under management grew from R$62 million in 4Q02 to R$86 million in 4Q03, representing a 38.7% growth. Assets under management increased by 46.6% in the period.

The ratio of fee revenue over administrative and personnel expenses is used as an efficiency indicator for the conglomerate. This ratio, which measures recurrent revenues and expenses, increased from 61.8% in 2002 to 62.0% in 2003, as shown below:

Fee Revenue vs Personnel and
Administrative Expenses

The efficiency ratio improved from 59.1% in 2002 to 57.7% in 2003.

Personnel and Administrative Expenses

The table below shows the breakdown of Unibanco’s personnel and administrative expenses:

R$ million
Personnel and Administrative Expenses	4Q03	3Q03	4Q02	2003	2002
Multiple bank	787	756	671	2,904	2,663
Subsidiaries	449	426	402	1,674	1,570
Total	1,236	1,182	1,073	4,578	4,233

2003 total personnel and administrative expenses increased by R$345 million over 2002. In 4Q03, total personnel and administrative expenses grew R$54 million when compared to previous quarter. The graph below shows total expenses growth compared to IPC-A, demonstrating the efficiency of the cost control program and posting a lower nominal fluctuation compared to inflation indexes.

Administrative and Personnel Expensive X IPC-A

The table below presents the breakdown of personnel expenses for the periods indicated:

R$ million
Personnel Expenses	4Q03	3Q03	4Q02	2003	2002
Multiple bank	343	363	295	1,295	1,169
Subsidiaries	117	128	107	477	478
Total	460	491	402	1,772	1,647

2003 personnel expenses increased by R$125 million when compared to the previous year. As per 4Q03, expenses posted a drop of R$31 million over 3Q03.

At the Multiple Bank, 2003 personnel expenses presented a R$126 million growth Y-o-Y, as a result of the banking employees collective bargaining agreement in 2002 (7.0%) and 2003 (12.6%), and of new hiring coming from the organic growth program. 4Q03 posted a drop of R$20 million over 3Q03, due to the single bonus paid in September 2003.

As for Unibanco’s main subsidiaries, 2003 personnel expenses remained stable compared to 2002, even considering the collective bargaining agreement for the financial companies negotiated in 2H03. This illustrates the result of synergy gains, specially in Fininvest, which is benefiting from the revision of its operational procedures. Compared to 3Q03, 4Q03 expenses presented a R$11 million drop, also due to the single bonus paid to financial companies and credit card companies employees in September 2003.

The following table shows the administrative expenses breakdown:

R$ million
Other Administrative Expenses	4Q03	3Q03	4Q02	2003	2002
Multiple bank	444	393	376	1,609	1,494
Subsidiaries	332	298	295	1,197	1,092
Total	776	691	671	2,806	2,586

2003 administrative expenses rose by R$220 million Y-o-Y. Compared to 3Q03, expenses for 4Q03 grew by R$85 million.

The implementation of projects worth R$5.5 million and of internal marketing, credit and collections, loans volume increase, branding campaigns and year-end events amounting to R$29.8 million contributed to the increase in other administrative expenses for 4Q03.

The increase in other administrative expenses for 2003 is explained by the client base organic growth and by adjustments in energy tariffs, rental, security, software maintenance and telecommunication contracts.

The table below shows the breakdown of administrative expenses:

R$ million
Other Administrative Expenses	2003	2002
Third-party services	895	865
Leasing of equipments	30	30
Data processing and telecomunications	435	399
Depreciation e amortization	347	332
Facilities - maintenance and preservation	514	388
Advertising and publicity	206	183
Financial system services cost	73	71
Transportation	73	72
Material	53	49
Others	180	197
Total	2,806	2,586

Tax Expenses

The Cofins tax rate (Contribution for the Financing of Social Security) for financial companies increased from 3% to 4% in September 2003. The impact on the quarter’s tax expenses amounted to R$23 million.

The table below demonstrates tax expenses evolution:

R$ million
Tax Expenses	4Q03	3Q03	4Q02	2003	2002
PIS	20	19	14	79	57
Cofins	93	81	72	327	262
CPMF	19	21	24	78	83
ISS	24	26	25	103	97
Other	13	10	-	60	116
Total	169	157	135	647	615

In February 2004, as a result of a law approved in December 2003, the Cofins tax rate for non-financial companies increased from 3% to non cumulative 7.6% rate.

Other Operating Income/Expenses

4Q03 other operating income and expenses was negatively affected by about R$135 million, compared to the previous quarter, due to an increase in additional provisions for labor and civil contingencies, following a more prudent policy of risk assessment. Other operating income was positively impacted by R$127 million due to the surplus of Unibanco’s Pension Plan.

Businesses Highlights

Retail Bank

In 2003, 702,000 new checking accounts were opened. Checking-account holders plus investors in savings accounts, and retirees reached, at the end of year, 6.0 million clients under the Unibanco brand. The increase in Unibanco’s client base results from the organic growth program, internally called ContAtiva 2, launched in February 2003.

Taking into account the customers of the consumer finance subsidiaries (Fininvest, PontoCred and LuizaCred), the total client base of Unibanco Group reached 14.1 million at the end of 2003. The average number of products per checking account holder stood at 6.0, above the 5.7 figure of December 2002.

Client Base

Unibanco and its associated companies, Fininvest, LuizaCred, PontoCred, and Tecban (Banco 24 Horas), reached 11,884 points of service at the end of 2003, distributed as follows:

  796 branches and 77 in-store branches (inside supermarkets and stores);
  406 corporate-site branches;
  111 Fininvest stores;
  7,965 Fininvest points-of-sale (retailers);
  173 LuizaCred stores;
  336 PontoCred stores and;
  2,020 Banco 24 Horas sites (ATMs).

Retail Bank Businesses

The following table shows earnings and returns of the main businesses that are also part of the Retail Bank. These businesses are an integral part of Unibanco’s strategy of offering a wide range of financial services, and covering clients from all income segments through its consumer credit operations.

R$ million
Business(1)	Equity Stake (%)	Net Income 4Q03	Net Income 2003	2003 Annualized Return on Average Equity (%)
Unicard (2)	100.0	28	130	76.5
Fininvest	99.9	71	159	49.5
LuizaCred	50.0	3	16	42.1
PontoCred	50.0	12	37	28.0
Credicard Group	33.3	195	584	115.6
Dibens	51.0	8	23	14.6
Capitalization	100.0	17	75	71.4
Retail Companies		334	1,024	71.7

(1) Managerial figures
(2) Credit Card business - former Cartão Unibanco operations included in Unicard - Banco Múltiplo S.A.

The Consumer Companies

Unibanco’s Consumer Companies focus in the credit card and consumer finance segments. They are formed by Unicard, Fininvest, PontoCred (a partnership established with Globex, Ponto Frio stores), LuizaCred (a partnership signed with Magazine Luiza department store chain), and also by Tricard (since July 2003) and Creditec (since November 2003).

In July 2003, Unicard and Tribanco, the financial arm of the Martins group (the largest wholesaler and distributor in Brazil, with annual sales of R$ 1.7 billion) established a partnership for the management of the 180,000 private label cards currently managed by Tricard, a Tribanco affiliate company. The cards are known as the Super Compras (i.e., Super Purchases) card, a private label card introduced in 2001, carrying the brand of Martins retailers.

Creditec, an important player in the personal loans and consumer financing market for classes B, C and D, was acquired from the BBM Group. The value of the transaction was R$ 47 million which includes the chain of stores, the physical and technological infrastructure, the staff, and the client base. Creditec’s loan origination from personal loans, payroll-linked loans, and consumer financing amounts to approximately R$ 180 million per year. The company has 600 thousand registered clients. Its network totals 226 points of sale in the main cities of Brazil: 64 stores and 162 inside retailers (whose gross revenues amount to some R$ 1.2 billion per year). Creditec’s acquisition is subject to the Central Bank and other authorities’ approval.

Unicard – Banco Múltiplo S.A.

Unicard – Banco Múltiplo S.A.’s credit card business, which derived from Cartão Unibanco operation, generated a result of R$28 million in 4Q03 and R$130 million in 2003 (considering Tricard operations since July 2003). The 2003 ROAE was 76.5%. Billings, measured in terms of volume of purchases and withdrawals, reached R$1,536 million in 4Q03, a 11.6% growth vs. 3Q03. The average monthly financed volume was R$446 million in the quarter, 21.5% above 4Q02. In December, the number of cards issued stood at 4,385 thousand, up 13.8% Y-o-Y.

Following are Unicard – Banco Múltiplo S.A.’s main indicators:

R$ million
Business Information(1)	4Q03	3Q03	4Q02	2003	2002
Total credit cards (thousand)	4,385	4,218	3,853	4,385	3,853
Billings(2)	1,536	1,376	1,525	5,428	4,823
Transactions (# million)	20	19	18	73	64
Average monthly disbursements	446	434	367	420	366
Credit portfolio	1,065	991	915	1,065	915
Result	28	48	38	130	96

(1) Information related exclusively to the Credit Card Business.
(2) Since 2003 including non-interest installment transactions.

Fininvest

Fininvest’s equity income was of R$71 million in 4Q03 and of R$159 million in 2003 with a ROAE of 49.5% in 2003, compared to 23.5% in 2002. The company, excluding LuizaCred, ended 4Q03 with R$1,199 million in loans (including corporate and individual loans), a 4% growth when compared to 3Q03. Provision for loan losses (excluding LuizaCred) reached R$341 million in 2003, a drop of 30.7% when compared to the same period of last year. Active customers totaled 4 million at the end of the year. In December 2003, Fininvest had 111 stores, besides the 64 Creditec stores acquired in November.

LuizaCred

LuizaCred, a Fininvest subsidiary, posted earnings of R$3 million in 4Q03. The result for equity income for 2003 stood at R$ 16 million with a ROAE of 42.1% for the period. The volume of financed sales increased by 51.2% when compared to 4Q02, reaching R$186 million in the quarter and R$542 million in 2003. The company ended December 2003 with 1.1 million active customers and R$319 million in loans, up 51.9% relative to 4Q02.

PontoCred

PontoCred (the new denomination of InvestCred Unibanco) posted net income of R$12 million in 4Q03 and R$37 million in 2003. ROAE stood at 28% in the year. As of December, the loan portfolio totaled R$717 million and total active customers reached 3 million.

Credicard Group

The Credicard Group – formed by Credicard, Redecard, and Orbitall contributed with R$67 million to Unibanco’s 4Q03 results and with R$ 196 million in 2003. Revenues for the group were R$11.5 billion in 4Q03, up 19.8% Q-o-Q. The volume of transactions increased by 26.7% in 4Q03 when compared to the same period of last year, totaling 185 million.

Dibens

Dibens ended the quarter with a R$1.459 million loan portfolio, up 3.8% Q-o-Q and 15% Y-o-Y. Dibens posted net income of R$8 million in 4Q03 and R$23 million in 2003 with a ROAE of 14.6% for the year.

Capitalização

The annuity business of Unibanco Capitalização ended 4Q03 posting gross sales of R$178 million, up 161.8% when compared to the same period of last year. In 2003, gross sales reached R$392 million, up 47.9% if compared to 2002. The managerial result of the annuity business reached R$17 million in the quarter and R$75 million in 2003, 31.6% above the result posted in 2002. The ROAE was 71.4% in 2003.

Banco1.net / Investshop

Banco1.net ended 4Q03 with R$28 million in loans and R$71 million in total deposits. Earnings before taxes, amortization and depreciation was R$2.4 million in 4Q03 and R$6 million in 2003, due to a reduction in the level of provision for loan losses, growth in fee revenues, and reduction in administrative expenses.

Investshop Corretora, a brokerage house wholly owned by Banco1.net, reached R$3.9 billion in trading volume in 2003, a 124% growth when compared to the same period of last year. It is the largest online broker in Latin America with a 14.6% market share of the “home broker” volume traded in the São Paulo Stock Exchange (Bovespa).

Blockbuster

BWU Vídeo S.A., Blockbuster Video’s master franchisee in Brazil, ended the year with 114 stores, of which 106 are wholly-owned and 8 are sub-franchisees. The company posted revenues of R$142 million and net income of R$ 24 million in 2003. Unibanco Group owns 60% of BWU Video’s total capital.

Wholesale Bank

Fixed Income

In the fixed-income market, 2003 was characterized by a positive change in the perception of Brazil’s country-risk by both domestic and foreign economic agents. The markets became more receptive to sovereign and corporate debt issues. Unibanco’s trading of sovereign and corporate debt issued abroad totaled US$ 17.4 billion in 2003, up 115% (in volume) vs. 2002. Electronic real time trading of Brazilian securities, a pioneering initiative among Brazilian Banks, accounted for 21% and 55% of the total volume traded and transactions processed, respectively.

The Wholesale Bank coordinated major local and foreign issues for clients and for Unibanco itself. In the foreign markets, in addition to its own US$ 1.08 billion in issues, Unibanco coordinated the issue of US$ 100 million for Odebrecht Overseas Limited and of US$ 75 million for Usiminas, besides being the co-leader of a US$ 250 million issue for Banco Votorantim. In the domestic market, Unibanco coordinated primary issues amounting to R$ 623 million for several corporations, such as Telesp Celular, CPFL, CP Cimentos, Sanepar, Copasa and Cosipa.

Equities

During 2003 and especially in the second half of the year, the stock market in Brazil posted a significant price rebound, thereby creating the opportunity for new share offers. Unibanco maintained a relevant share of this market, having coordinated three out of the six offers that took place during the year in Brazil.

In 2003, the Wholesale Bank coordinated the most important stock offers made in the Brazilian market, such as Companhia Suzano de Papel e Celulose preferred stock offer (December), amounting to R$ 443 million, as well as the local tranche of Unibanco’s global offer of Units, amounting to R$ 637 million (September). Unibanco also coordinated the offer of preferred stock of Votorantim Celulose e Papel (December), amounting to R$ 837 million.

Project Finance

In 2003, 11 financial advice mandates were completed in sanitation, transport, agribusiness, and pulp & paper segments, totaling investments of approximately R$ 1 billion.

Unibanco signed in October a contract with Companhia do Metropolitano de São Paulo – Metrô (the São Paulo subway company) to execute an Economic and Financial Viability Study for the concession of Line 4 – Yellow, which will link the district of Vila Sônia, in the western part of the city, to the downtown Luz station. Also in the urban transportation segment, new financing structures, based on the flow of revenues from transport vouchers, totaling R$ 42 million, were developed. This amount will finance the modernization of the urban public transport systems of Goiânia (Setransp Project) and of the Rio de Janeiro municipality (SIT-RIO Project).

Insurance and Private Pension Plans

The insurance and private pension fund businesses posted net income of R$54 million in 4Q03 and R$258 million for 2003 with a ROAE of 18.1% for the year.

4Q03’s gross revenues amounted to R$788 million, 25.1% above 4Q02. Gross revenues in 2003 reached R$3,373 million, 37.1% above the previous year. The corporate segment’s performance and private pension plans contributed to this growth.

Unibanco’s insurance and pension fund companies ranked 4th in consolidated terms, according to Superintendência de Seguros Privados – SUSEP (Private Insurance Regulatory Body) and ANAPP - Associação Nacional de Previdência Privada (National Association of Private Pension Funds), with a 8% market share (November/2003 figures).

Technical reserves amounted to R$3.892 million at the end of the quarter, increasing 6.5% relative to 3Q03 and 39.7% vs. 4Q02.

Insurance

Net premiums written totaled R$517 million in 4Q03, up 21.1% compared to 4Q02, and R$2,153 million in 2003, a 19.9% growth Y-o-Y. 4Q03 operating income, at R$ 7 million, was influenced by the low level of claims and by discipline in controlling administrative expenses. Personnel and administrative expenses amounted to R$ 48 million in 4Q03, 15.8% below the 3Q03 figure, despite significant spending on TV campaigns. Personnel and administrative expenses (including DPVAT, the compulsory insurance against personal damages caused by automotive vehicles) accounted for 9.3% of the net premiums issued in 4Q03 and for 9.8% of the accrued 2003 figure.

R$ million
Consolidated Insurance Figures(1)	4Q03	3Q03	4Q02	2003	2002
Net premiums written - Insurance	517	517	427	2,153	1,795
Premiums earned	358	364	319	1,418	1,204
Industrial result	47	48	50	216	208
Personnel and administrative expenses	(48)	(57)	(50)	(211)	(190)
Taxes and other operating expenses	8	(8)	(5)	(13)	(17)
Operating income	7	(17)	(5)	(6)	2
Financial income / Technical reserves	80	102	90	356	332
Income before taxes	88	85	85	352	334
Net income	54	57	62	258	254

Claims ratio (%)(2)	59.7	61.4	63.6	59.4	64.1
Combined ratio (%)(3)	98.0	104.7	101.4	100.4	99.8
Extended combined ratio (%)(4)	82.9	84.5	80.5	83.0	82.5
(1) AIG Brasil, UASEG, Unibanco AIG Saúde
(2) Claims / Premiums.
(3) (Operating expenses + administrative expenses + selling expenses, claims and taxes) / premiums earned.
(4) (Operating expenses + administrative expenses + selling expenses, claims and taxes) / (premiums earned + financial income).

According to the latest industry data, released by SUSEP as of November, Unibanco AIG Seguros maintained the top ranking in the property risks coverage, with premiums written of R$529 million up to November, 36% above the previous year. The company also maintained its leadership in D&O(Directors & Officers), extended warranties, international transportation, aviation, petrochemical risks, and risks associated with energy generation and distribution.

Consolidated Insurance Premiums Written (%)
	4Q03	3Q03	4Q02	2003	2002
Life	16.6	14.6	20.0	15.4	17.9
Health	5.9	5.5	5.3	5.1	4.7
Auto	21.0	22.9	29.7	20.2	27.3
Fire	6.0	9.5	15.0	15.9	19.3
Operational and other risks	22.8	15.1	2.0	11.2	1.9
Others (1)	27.7	32.4	28.0	32.2	28.9
Total	100.0	100.0	100.0	100.0	100.0
(1) Includes property, cargo, marine and other insurance.

The combined ratio, that measures the eficiency of the insurance companies, was 98% in 4Q03 and 100.4% in 2003. The estimated market average was 104.7%, based on figures from SUSEP up to November 2003. The company had the best combined ratio among its competitors. The extended combined ratio, which includes financial revenues, reached 82.9% in 4Q03 and 83% in 2003.

The insurance companies’ technical reserves reached R$821 million at the end of 4Q03, up 5.1% Y-o-Y.

The launching of D&O insurance for listed companies, in association with the São Paulo Stock Exchange (Bovespa), was a highlight for 4Q03. The product was developed recently by AIG in conjunction with the New York, Tokyo, and Mexico City stock exchanges.

Private Pension Plans

Unibanco AIG Previdência posted net income of R$10 million in 4Q03, up 66.7% Y-o-Y. In 2003, net income reached R$48 million, 54.8% above the figure posted in 2002. Gross sales revenues for the year reached R$1,220 million, up 83.5% Y-o-Y. Unibanco AIG Previdência ranked 4th in pension plan sales until November 2003, with 9.1% market share, according to the ANAPP November 2003 official data. Revenue growth is related to a good performance on the PGBL and VGBL products sales program in Unibanco’s branches, and to new corporate accounts. VGBL was launched in September 2002, and had revenues of R$98 million in 4Q03.

As for the sale of corporate pension plans, according to ANAPP’s statistics for November 2003, Unibanco AIG Previdência ranked second in terms of accumulated sales for the year, with a volume of R$621 million. The company services approximately 650,000 individual customers and 1,112 corporate clients.

In September 2003, technical reserves stood at R$3,071 million, up 53.2% Y-o-Y.

Wealth Management

Unibanco Asset Management (UAM) ended 2003 with R$26,945 million in assets under management, up 46.6% Y-o-Y. The last quarter of the year accounted for positive fund raising of R$ 1,337 million. The good performance of UAM’s investment products and the new customer service model available across several channels contributed to this growth. This model of customer service combines a set of products and services targeting the generation, protection, growth and perpetuation of wealth, whether in the form of financial investments, real estates properties or companies holdings.

Funds Breakdown

In 2003, UAM was recognized as one of the best third-party financial asset management firm according to the press, in the categories described below:

Award	Publication
Standard & Poor’s – Best Funds	ValorInvest Magazine
5 stars funds: • Unibanco Fidelidade W • Unibanco Institucional Fixed Income • Unibanco Timing • Unifund Yield	Best Investment Funds in 2003 – Exame Magazine Guide
Top Equity Funds Asset Manager	ValorInvest Magazine 2003

Since 2001, UAM is rated as “AMP-1”, by Standard & Poor’s, the highest in terms of quality practices in management of third-party financial assets. From Fitch Atlantic Ratings, UAM maintained the highest rating in the national scale: “aaa (am) (bra)”.

The Private Banking business posted an increase of 14% in assets under management compared to December 2002. According to ANBID data, in December 2003, Unibanco Private Bank market share was 6% of total funds and managed portfolios in the segment.

Other Operational Highlights

Unibanco Pessoas (Human Resources)

In December 2003, Unibanco’s staff totaled 27,625 professionals. In 2003, R$26 million were invested on several initiatives ranging from specific training programs to MBAs in Brazil and abroad.

During the period 365 university students joined the Internship Program. The Trainee Program, which gives trainees the opportunity to work with teams from many different areas and which involves the execution of actions aligned with corporate strategy, had 15 participants during the year. The Future Bank, a pioneering initiative developed in association with the University of Campinas – Unicamp and the Brazilian Capital Markets Institute – Ibmec, designed to bridge the gap between the academic world and the market, helped to attract talented young people. In 2003, the project involved 29 university students.

The Stock Option Plan granted 530,800,000 Units to 155 employees in 2003. This program awards people with outstanding performance and commitment to long term results.

All employees have access to a Pension Plan. The plan links the level of benefits to the individual contribution and to corporate results, either in the form of free benefit plans (PGBL) or in a private entity. As of December 2003, there were 7,941 participants in this Plan.

In 2003, an employee committee offered new ideas to improve Unibanco’s Profit Sharing program, which was adjusted to the Balanced Scorecard guidelines, ensuring more transparency and talent recognition. All employees are eligible for the program.

The Walther Moreira Salles award, inspired by Unibanco’s founder and well-known mentor, shows appreciation and recognition to outstanding professional performance and disseminates the best practices developed at the bank. It has already honored about 270 employees in its four years of existence, distributing to each of the winning teams 200,000 Units.

In 2003 Unibanco was one of the winners of Exame magazine’s Guide of the 40 Best Workplaces for Women. Among Unibanco’s highlights in that ranking are the facts that 55% of its employees, and 35% of its professionals occupying executive or managerial positions are women.

Social Responsibility

Unibanco’s social responsibility activities are implemented through two institutes: the Unibanco Institute and the Moreira Salles Institute.

The Unibanco Institute has been involved for over 20 years in a wide range of social welfare activities. Since 2002, the institute is concentrating its efforts on education. The projects it presently supports focus on the social inclusion of underprivileged adolescents and young adults, by means of activities designed to reduce the lack of school education, provide professional training, and encourage education for entrepreneurs.

The programs supported by the institute are not only intended to transmit knowledge, but also to help participants recover their self-esteem, acquire an understanding of individual rights, and exercise citizenship, revealing to them the opportunity for integration with society and with the country’s efforts towards sustained growth. Teacher training has been a particular focus of attention, given their importance in educating and transmitting values to our youth. Special attention has also been given to bringing the environmental issue to the classroom, in order to motivate students and transform them into multiplying agents of environmental awareness within their own families and communities.

The Moreira Salles Institute focuses on divulging Brazilian culture and especially on conserving its memory. It carries out its own specific projects, mostly on photography, literature, cinema, Brazilian music, and fine arts.

In 2003, the Moreira Salles Institute cultural centers were visited by roughly 143 thousand people, up by 40% vs. the previous year. 45 photography and fine arts exhibitions were held. For children and teenagers, the Institute hosted 54 activities involving art education, films, and theatre. Over the course of the year, more than 31 thousand people (including students and the public at large) took part in 1.2 thousand guided visits to the exhibitions. The movie theatres of the Espaço Unibanco / Unibanco Arteplex chain of cinemas attracted more than three million spectators during the year.

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARIES
SUMMARY CONSOLIDATED BALANCE SHEET

R$ million
	Dec-03	Sep-03	Dec-02	Quarter Change (%)	Annual Change (%)
ASSETS
Cash and due from bank	1,083	855	1,079	26.7	0.4
Interbank investments	10,961	10,915	15,505	0.4	-29.3
Marketable securities and financial derivatives instruments	15,505	15,762	18,378	-1.6	-15.6
Interbank accounts	4,180	4,317	4,081	-3.2	2.4
Loan portfolio	27,678	26,350	26,557	5.0	4.2
Allowance for loan losses	(1,549)	(1,537)	(1,591)	0.8	-2.6
Net loans	26,129	24,813	24,966	5.3	4.7
Foreign exchange portfolio, except for ACC (1)	1,072	1,142	1,574	-6.1	-31.9
Negotiation and intermediation of securities	238	274	83	-13.1	186.7
Investments	1,556	1,594	1,666	-2.4	-6.6
Fixed and leased assets	988	1,012	1,047	-2.4	-5.6
Deferred charges	658	669	676	-1.6	-2.7
Other assets	7,262	6,713	6,320	8.2	14.9

Total assets	69,632	68,066	75,375	2.3	-7.6

LIABILITIES
Deposits	25,357	24,986	25,988	1.5	-2.4
Securities sold under repurchase agreements (open market)	7,184	7,342	13,806	-2.2	-48.0
Resources from securities issued	3,465	3,883	3,715	-10.8	-6.7
Interbank accounts	20	557	185	-96.4	-89.2
Borrowings and onlendings in Brazil - Governmental agencies	9,429	9,290	11,064	1.5	-14.8
Financial derivatives instruments	253	213	466	18.8	-45.7
Technical provisions for insurance, capitalization and
retirement plans	4,195	3,875	2,997	8.3	40.0
Foreign exchange portfolio (1)	1,163	1,379	2,020	-15.7	-42.4
Negotiation and intermediation of securities	233	363	126	-35.8	84.9
Other liabilities	10,344	8,343	7,736	24.0	33.7

Total liabilities	61,643	60,231	68,103	2.3	-9.5

Minority interest	833	812	713	2.6	16.8
Stockholders' equity	7,156	7,023	6,559	1.9	9.1

Stockholders' equity managed by parent company	7,989	7,835	7,272	2.0	9.9

Total liabilities + stockholders' equity	69,632	68,066	75,375	2.3	-7.6

Note: (1) Refers to foreign exchange settlement positions, which are required to be recorded by their total value on both the asset and the liability sides, under Central Bank of Brazil guidelines.

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENT FOR THE PERIODS

R$ million
	4Q03	3Q03	4Q02	2003	2002
Revenue from financial intermediation	3,016	3,486	1,744	11,431	14,062
Loan portfolio	1,924	2,072	1,577	7,572	7,888
Adjusted results from marketable securities	926	1,230	(8)	3,087	5,676
Leasing operations, foreign exchange transactions and compulsory deposits	166	184	175	772	498

Expenses on financial intermediation	(1,663)	(2,210)	(868)	(6,378)	(10,203)
Deposits and securities sold	(1,141)	(1,567)	(682)	(4,265)	(7,297)
Borrowings and onlendings	(180)	(227)	(96)	(658)	(1,069)
Provision for loan losses	(342)	(416)	(90)	(1,455)	(1,837)

Profit from financial intermediation	1,353	1,276	876	5,053	3,859

Other operating income (expenses)	(898)	(848)	(654)	(3,147)	(2,776)
Fees from services rendered	785	702	713	2,838	2,616
Insurance, pension plans and capitalization result(1)	(14)	(32)	(46)	(66)	44
Credit card selling expenses	(61)	(63)	(72)	(233)	(245)
Salaries, benefits, training and social security	(460)	(491)	(402)	(1,772)	(1,647)
Other administrative expenses	(776)	(691)	(671)	(2,806)	(2,586)
Other taxes	(169)	(157)	(135)	(647)	(615)
Equity in the results of associated companies	(1)	(4)	2	-	(12)
Other operating income / Other operating expenses	(202)	(112)	(43)	(461)	(331)

Operating income	455	428	222	1,906	1,083
Non-operating income (expenses), net	2	(7)	30	11	29
Income before taxes and profit sharing	457	421	252	1,917	1,112

Income tax and social contribution	(66)	(56)	79	(493)	216

Profit sharing	(67)	(59)	(37)	(227)	(184)

Net income before minority interest	324	306	294	1,197	1,144
Minority interest	(33)	(36)	(28)	(145)	(134)

Net Income	291	270	266	1,052	1,010

(1) Includes financial expenses of private pension plans, insurance and capitalization reserves:

4Q03 R$ (84)
3Q03 R$ (99)
4Q02 R$ (139)
2003 R$ (403)
2002 R$ (295)

In the following page, the income statement highlights, in the Financial Intermediation Result, the Financial Result and the interest and restatement expenses on technical provisions for insurance, pension plans and capitalization.

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENT FOR THE PERIODS

R$ million
	4Q03	3Q03	4Q02	2003	2002
Revenue from financial intermediation	3,016	3,486	1,744	11,431	14,062
Loan portfolio	1,924	2,072	1,577	7,572	7,888
Adjusted results from marketable securities	713	993	(253)	2,204	4,998
Insurance, pension plans and capitalization result	213	237	245	883	678
Leasing operations, foreign exchange transactions
and compulsory deposits	166	184	175	772	498

Expenses on financial intermediation	(1,754)	(2,330)	(1,007)	(6,809)	(10,498)
Deposits and securities sold	(1,141)	(1,567)	(682)	(4,265)	(7,297)
Interest and restatement expenses on technical provisions for insurance, pension plans and capitalization	(91)	(120)	(139)	(431)	(295)
Borrowings and onlendings	(180)	(227)	(96)	(658)	(1,069)
Provision for loan losses	(342)	(416)	(90)	(1,455)	(1,837)

Profit from financial intermediation	1,262	1,156	737	4,622	3,564

Other operating income (expenses)	(807)	(728)	(515)	(2,716)	(2,481)
Fees from services rendered	785	702	713	2,838	2,616
Insurance, pension plans and capitalization result	70	67	93	337	339
Credit card selling expenses	(61)	(63)	(72)	(233)	(245)
Salaries, benefits, training and social security	(460)	(491)	(402)	(1,772)	(1,647)
Other administrative expenses	(776)	(691)	(671)	(2,806)	(2,586)
Other taxes	(169)	(157)	(135)	(647)	(615)
Equity in the results of associated companies	(1)	(4)	2	-	(12)
Other operating income / Other operating expenses	(195)	(91)	(43)	(433)	(331)

Operating income	455	428	222	1,906	1,083
Non-operating income (expenses), net	2	(7)	30	11	29
Income before taxes and profit sharing	457	421	252	1,917	1,112

Income tax and social contribution	(66)	(56)	79	(493)	216

Profit sharing	(67)	(59)	(37)	(227)	(184)

Net income before minority interest	324	306	294	1,197	1,144
Minority interest	(33)	(36)	(28)	(145)	(134)

Net Income	291	270	266	1,052	1,010

Unibanco’s full financial statements will be available on our website at www.unibanco.com.br, under Investor Relations – Financial Information –Financial Statements, as soon as they are filed with the CVM – Brazilian Securities Exchange Commission.

This press release contains forward looking statements regarding Unibanco, its subsidiaries and affiliates - anticipated synergies, growth plans, projected results and future strategies. Although these forward looking statements reflect management’s good faith beliefs, they involve known and unknown risks and uncertainties that may cause the Company’s actual results or outcomes to be materially different from those anticipated and discussed herein. These risks and uncertainties include, but are not limited to, our ability to realize the amount of the projected synergies and on the timetable projected, as well as economic, competitive, governmental and technological factors affecting Unibanco’s operations, markets, products and prices, and other factors detailed in Unibanco’s filings with the Securities and Exchange Commission which readers are urged to read carefully in assessing the forward-looking statements contained herein. Unibanco undertakes no duty to update any of the projections contained herein.

4Q03 Conference Call will be held on February 13, at 07:00 a.m. (Eastern Time) in Portuguese, and at 09:00 a.m. (Eastern Time) in English. See the webcast presentation through our Investor Relations website www.ir.unibanco.com – Conference Call - Webcasting. For further information, please contact us by sending an e-mail to investor.relations@unibanco.com.br, or by phone 55 11 3097-1313.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 18, 2004

UNIBANCO HOLDINGS S.A.

By:	/S/ Geraldo Travaglia Filho
Geraldo Travaglia Filho Chief Financial Officer

By:	/S/ Israel Vainboim
Israel Vainboim Chief Executive Officer and Director